UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

Delek US Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

246647101

(CUSIP Number)

Ortal Klein, Adv.

Europark (France Building)

Kibbutz Yakum, 60972

Israel

+972-9-9618504

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 14, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on Following Pages)

CUSIP NO. 246647101	13D

1	NAME OF REPORTING PERSONS. I.R.S. Identification No. of above persons (entities only). Alon Israel Oil Company, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,000,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 6,000,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,000,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.48% based on 63,274,594 shares outstanding following the completion of the transactions described in Item 4
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC

Item 1.	Security and Issuer.

The class of securities to which this Schedule 13D relates is the Common Stock, par value $0.01 per share (the “Delek Stock”), of Delek US Holdings, Inc. (the “Issuer”). The principal executive offices of the Issuer are located at 7102 Commerce Way, Brentwood, Tennessee, 37027.

Item 2.	Identity and Background.

This Schedule 13D is being filed by Alon Israel Oil Company, Ltd., an Israeli corporation (“Alon Israel”), a holding company with its principal office located at Europark (France Building), Kibbutz Yakum, 60972, Israel. Through its subsidiaries, Alon Israel’s principal business is primarily focused on the energy and retail sectors in Israel and the United States. Alon Israel is controlled by Bielsol Investments (1987) Ltd., which owns 53.0% of Alon Israel’s outstanding ordinary shares. To Alon Israel’s best knowledge, Bielsol Investments (1987) Ltd. is controlled by Shibag Ltd., an Israeli corporation (“Shibag”), which owns 79.4% of the capital and voting rights of Bielsol Investments (1987) Ltd. Advocate Shraga Biran, an individual and an Israeli citizen, holds all of the voting rights in Shibag through a direct holding in 85% of Shibag’s outstanding voting shares and through a power of attorney granting him voting rights for the remaining 15% of Shibag’s outstanding voting shares.

Set forth in Appendix I with respect to each director, executive officer and controlling person of Alon Israel are his or her name, business address and present principal employment or occupation and the name and principal business of any corporation or other organization in which such employment or occupation is carried on.

During the last five years, none of Alon Israel, or to the best of Alon Israel’s knowledge, any person named in Appendix I attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor have any of such persons been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Each of the directors, executive officers and controlling persons of Alon Israel is a citizen of Israel.

Item 3.	Source and Amount of Funds or Other Consideration.

As partial consideration for the sale of 33,691,292 shares of Alon USA Energy, Inc. (“Alon USA”) common stock, par value $0.01 per share (the “Alon Stock”) to the Issuer, Alon Israel received the right to acquire shares of Common Stock and certain rights related thereto described in Items 4 and 6.

Item 4.	Purpose of Transaction.

The information set forth or incorporated in Items 3 and 6 hereof are incorporated herein by reference.

On April 14, 2015, Alon Israel agreed to sell to the Issuer 33,691,292 shares of Alon Stock, representing all of the shares of Alon USA owned by Alon Israel and approximately 48.29% of the outstanding common stock of Alon USA. As partial consideration for the purchase of Alon Stock, the Issuer agreed to issue to Alon Israel 6,000,000 shares of Delek Stock.

Item 5.	Interest in Securities of the Issuer.

(a) and (b) — The information contained on the cover pages to this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4 and 6 hereof are incorporated herein by reference.

Other than the 6,000,000 shares of Delek Stock to be acquired by Alon Israel, none of Alon Israel’s or Shibag’s directors or executive officers beneficially owns any shares of Common Stock.

During the past sixty days there have been no transactions in shares of Delek Stock of the Issuer by Alon Israel or any of its directors, executive officers or controlling persons, other than the acquisition of Delek Stock by Alon Israel disclosed in this Schedule 13D.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth or incorporated in Items 3, 4 and 5 hereof are incorporated herein by reference.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Avigdor Kaplan	April 23, 2015
Avigdor Kaplan
President and Chief Executive Officer

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

Appendix I

ALON ISRAEL OIL COMPANY, LTD.

Senior Executives

Name	Title	Address
Avigdor Kaplan	President and Chief Executive Officer	France Building, Europark P.O. Box 10 Yakum 60972, Israel

Ortal Klein	General Counsel	France Building, Europark P.O. Box 10 Yakum 60972, Israel

Shmuel Timor	Vice President, Marketing	France Building, Europark P.O. Box 10 Yakum 60972, Israel

Ilan Kliger	Chief Financial Officer	France Building, Europark P.O. Box 10 Yakum 60972, Israel

Yuval Raikin	Deputy Chief Financial Officer	France Building, Europark P.O. Box 10 Yakum 60972, Israel

Board Members

Name	Address	Principal Occupation/Employer
AMIT BEN YIZHAK	France Building, Europark P.O. Box 10 Yakum 60972, Israel	Chairman of the Board, Alon Israel Oil Company Ltd.; Chairman of the Board, Alon Blue Square Israel Ltd.; Director, Alon US Energy, Inc.

AVIGDOR KAPLAN	France Building, Europark P.O. Box 10 Yakum 60972, Israel	Chief Executive Officer and Director, Alon Israel Oil Company, Ltd.

DAVID WIESSMAN	France Building, Europark P.O. Box 10 Yakum 60972, Israel	Business manager, various enterprises and investments

BOAZ BIRAN	France Building, Europark P.O. Box 10 Yakum 60972, Israel	Businessperson and Investor

AVSHALOM HARAN	France Building, Europark P.O. Box 10 Yakum 60972, Israel	Chief Executive Officer, Mishkei Hakibutzim – Agricultural Cooperative Society Ltd.

MORDECHAI VENTURA	France Building, Europark P.O. Box 10 Yakum 60972, Israel	Chief Executive Officer, Mishkey Hadarom Aguda Haklait Shitufit Ltd.;

YUVAL OREN	France Building, Europark P.O. Box 10 Yakum 60972, Israel	Director, Dor Alon Energy in Israel (1988) Ltd and Alon Israel Oil Company, Ltd.

DAN WIESS	France Building, Europark P.O. Box 10 Yakum 60972, Israel	Professor and Faculty Member, Tel Aviv University

YONEL COHEN	France Building, Europark P.O. Box 10 Yakum 60972, Israel	Chairman of the Board, Golden House Ltd.; Chairman of the Board of Tamir Fishman Investment; Director, Alon USA Energy, Inc. and Alon Israel Oil Company, Ltd.

LEOR PORAT	France Building, Europark P.O. Box 10 Yakum 60972, Israel	Attorney, Partner at Glusman & Co.

TAL YESHUA	France Building, Europark P.O. Box 10 Yakum 60972, Israel	Chairman, Mishkey Emek Hayarden & Zemach mifalim; Owner and Chairman, Travels Hotels Country Lodging Ltd.

Controlling Persons

Name	Address	Principal Occupation/Employer
Shraga Biran	17 Pirchey Chen Jerusalem, Israel	Attorney; Founder and Chairman of the Board of the Institute for Structural Reforms

Name	Principal Business Address/Principal Office	Principal Business
Shibag Ltd.	4 Berkovitch Street Tel Aviv-Yafo 64238 Israel	Holding Company of various investments of the Biran family